Illumina Reports Financial Results for First Quarter of Fiscal Year 2016

San Diego -- (BUSINESS WIRE) - May 3, 2016 - Illumina, Inc. (NASDAQ:ILMN) today announced its financial results for the first quarter of fiscal year 2016.

First quarter 2016 results:

•	Revenue of $572 million, a 6% increase compared to $539 million in the first quarter of 2015, and an increase of 7% on a constant currency basis

•	GAAP net income attributable to Illumina stockholders for the quarter of $90 million, or $0.60 per diluted share, compared to $137 million, or $0.92 per diluted share, for the first quarter of 2015

•
Non-GAAP net income attributable to Illumina stockholders for the quarter of $106 million, or $0.71 per diluted share, compared to $135 million, or $0.91 per diluted share, for the first quarter of 2015 (see the table entitled “Itemized Reconciliation Between GAAP and Non-GAAP Net Income Attributable to Illumina Stockholders” for a reconciliation of these GAAP and non-GAAP financial measures)

•
Cash flow from operations of $40 million and free cash flow of negative $14 million for the quarter, compared to $67 million and positive $30 million in the prior year period. Increased operating expenses and higher capital expenditures contributed to the lower free cash flow.

Gross margin in the first quarter of 2016 was 69.4% compared to 69.6% in the prior year period. Excluding the effect of non-cash stock compensation expense and amortization of acquired intangible assets, non-GAAP gross margin was 71.7% for the first quarter of 2016 compared to 72.2% in the prior year period.

Research and development (R&D) expenses for the first quarter of 2016 were $124.0 million compared to $91.8 million in the prior year period. R&D expenses included $10.7 million and $11.3 million of non-cash stock compensation expense in the first quarters of 2016 and 2015, respectively. Excluding these charges and contingent compensation, R&D expenses as a percentage of revenue were 19.8%, including 0.9% attributable to GRAIL and Helix. This compares to 14.9% in the prior year period.

Selling, general and administrative (SG&A) expenses for the first quarter of 2016 were $149.2 million compared to $116.3 million in the prior year period. SG&A expenses included $22.0 million and $18.0 million of non-cash stock compensation expense in the first quarters of 2016 and 2015, respectively. Excluding these charges, amortization of acquired intangible assets, and contingent compensation, SG&A expenses as a percentage of revenue were 21.9%, including 0.6% attributable to GRAIL and Helix. This compares to 18.0% in the prior year period.

Depreciation and amortization expenses were $33.2 million and capital expenditures were $53.4 million during the first quarter of 2016. The company settled the remaining 0.25% Convertible Senior Notes of $75.5 million. At the close of the quarter, the company held $1.34 billion in cash, cash equivalents and short-term investments, compared to $1.39 billion as of January 3, 2016.

"As we have previously shared, Q1 was a slower start to the year than we expected,” stated Jay Flatley, Chairman and CEO. “Our view of the growth potential of the sequencing market remains unchanged, as the largest opportunities are in their earliest stages of development. In the near-term, we are focused on improving execution to restore the growth rate we believe our markets can support.”

Updates since our last earnings release:

•	Introduced BaseSpace® Informatics Suite, a complete set of genomics software tools and solutions to facilitate precision medicine and genomics research

•	Applied CE mark to VeriSeq™ NIPT Analysis Software for use in clinical laboratories

•	Announced partnerships to enable long read applications including co-marketing agreements with 10X Genomics and NRGene

•	Entered into a partnership with Genomics England to develop a platform and knowledge base to improve and automate genome interpretation

•	Committed $100 million to a new venture capital firm that will pursue early stage investments which are strategically aligned with Illumina’s vision

•	Announced that on July 5, 2016 Jay Flatley will assume the role of Executive Chairman of the Board of Directors and Francis deSouza will be appointed President and Chief Executive Officer

Financial outlook and guidance
The non-GAAP financial guidance discussed below reflects certain pro forma adjustments to assist in analyzing and assessing our core operational performance. Please see our Reconciliation of Non-GAAP Financial Guidance included in this release for a reconciliation of the GAAP and non-GAAP financial measures.

For fiscal 2016, the company is projecting approximately 12% revenue growth and non-GAAP earnings per diluted share attributable to Illumina stockholders of $3.35 to $3.45. For the second quarter 2016, the company is projecting revenue of $590 million to $595 million and non-GAAP earnings per diluted share attributable to Illumina stockholders of $0.72 to $0.74.

Quarterly conference call information
The conference call will begin at 2:00 pm Pacific Time (5:00 pm Eastern Time) on Tuesday, May 3, 2016. Interested parties may listen to the call by dialing 888.687.3295 (passcode: 85797542), or if outside North America by dialing +1.503.406.4070 (passcode: 85797542). Individuals may access the live teleconference in the Investor Relations section of Illumina’s web site under the “company” tab at www.illumina.com.

A replay of the conference call will be available from 5:00 pm Pacific Time (8:00 pm Eastern Time) on May 3, 2016 through May 10, 2016 by dialing 855.859.2056 (passcode: 85797542), or if outside North America by dialing +1.404.537.3406 (passcode: 85797542).

Statement regarding use of non-GAAP financial measures
The company reports non-GAAP results for diluted net income per share, net income, gross margins, operating expenses, operating margins, other income, and free cash flow in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.

The company’s financial measures under GAAP include substantial charges such as stock compensation expense, amortization of acquired intangible assets, non-cash interest expense associated with the company’s convertible debt instruments that may be settled in cash, and others that are listed in the itemized reconciliations between GAAP and non-GAAP financial measures included in this press release. Management believes that presentation of operating results that excludes these items provides useful supplemental information to investors and facilitates the analysis of the company’s core operating results and comparison of operating results across reporting periods. Management also believes that this supplemental non-GAAP information is useful to investors in analyzing and assessing the company’s past and future operating performance.

The company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. Reconciliations between GAAP and non-GAAP results are presented in the tables of this release.

Use of forward-looking statements
This release contains projections, information about our financial outlook, earnings guidance, and other forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our expectations as of the date of this release and may differ materially from actual future events or results. Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are (i) our ability to further develop and commercialize our instruments and consumables and to deploy new products, services and applications, and expand the markets for our technology platforms; (ii) our ability to manufacture robust instrumentation and consumables; (iii) our ability to successfully identify and integrate acquired technologies, products or businesses; (iv) our expectations and beliefs regarding future conduct and growth of the business and the markets in which we operate; (v) challenges inherent in developing, manufacturing, and launching new products and services; and (vi) the application of generally accepted accounting principles, which are highly complex and involve many subjective assumptions, estimates, and judgments, together with other factors detailed in our filings with the Securities and Exchange Commission, including our most recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of whi ch are released beforehand. We undertake no obligation, and do not intend, to update these forward-looking statements, to review or confirm analysts’ expectations, or to provide interim reports or updates on the progress of the current quarter.

About Illumina
Illumina is improving human health by unlocking the power of the genome.  Our focus on innovation has established us as the global leader in DNA sequencing and array-based technologies, serving customers in the research, clinical and applied markets.  Our products are used for applications in the life sciences, oncology, reproductive health, agriculture and other emerging segments.  To learn more, visit www.illumina.com and follow @illumina.

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Illumina, Inc.
Investors:
Rebecca Chambers
858.255.5243
ir@illumina.com
or
Media:
Eric Endicott
858.882.6822
pr@illumina.com

Illumina, Inc.
Condensed Consolidated Balance Sheets
(In thousands)

	April 3, 2016	January 3, 2016
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$754,910	$768,770
Short-term investments	588,182	617,450
Accounts receivable, net	402,514	385,529
Inventory	287,919	270,777
Prepaid expenses and other current assets	40,273	54,297
Total current assets	2,073,798	2,096,823
Property and equipment, net	385,253	342,694
Goodwill	776,029	752,629
Intangible assets, net	269,576	273,621
Deferred tax assets	196,198	134,515
Other assets	92,852	87,465
Total assets	$3,793,706	$3,687,747

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$154,680	$148,721
Accrued liabilities	326,548	386,844
Long-term debt, current portion	—	74,929
Total current liabilities	481,228	610,494
Long-term debt	1,022,646	1,015,649
Other long-term liabilities	185,526	180,505
Redeemable noncontrolling interests	33,383	32,546
Stockholders’ equity	2,070,923	1,848,553
Total liabilities and stockholders’ equity	$3,793,706	$3,687,747

Illumina, Inc.
Condensed Consolidated Statements of Income
(In thousands, except per share amounts)
(unaudited)

	Three Months Ended
	April 3, 2016	March 29, 2015
Revenue:
Product revenue	$482,750	$459,127
Service and other revenue	89,013	79,438
Total revenue	571,763	538,565
Cost of revenue:
Cost of product revenue (a)	125,326	119,624
Cost of service and other revenue (a)	38,887	32,529
Amortization of acquired intangible assets	10,496	11,385
Total cost of revenue	174,709	163,538
Gross profit	397,054	375,027
Operating expense:
Research and development (a)	123,994	91,772
Selling, general and administrative (a)	149,233	116,317
Legal contingencies	2,000	—
Headquarter relocation	382	699
Acquisition related gain, net	—	(9,887)
Total operating expense	275,609	198,901
Income from operations	121,445	176,126
Other (expense) income, net	(5,849)	1,920
Income before income taxes	115,596	178,046
Provision for income taxes	28,377	41,388
Consolidated net income	87,219	136,658
Add: Net loss attributable to noncontrolling interests	2,368	—
Net income attributable to Illumina stockholders	$89,587	$136,658
Earnings per share attributable to Illumina stockholders:
Basic	$0.61	$0.95
Diluted	$0.60	$0.92
Shares used in computing earnings per common share:
Basic	146,866	143,771
Diluted	148,357	148,683

(a) Includes stock-based compensation expense for stock-based awards:

	Three Months Ended
	April 3, 2016	March 29, 2015
Cost of product revenue	$2,192	$2,332
Cost of service and other revenue	432	279
Research and development	10,681	11,307
Selling, general and administrative	21,987	18,000
Stock-based compensation expense before taxes	$35,292	$31,918

Illumina, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(unaudited)

	Three Months Ended
	April 3, 2016	March 29, 2015
Net cash provided by operating activities (a)	$39,738	$66,779
Net cash used in investing activities	(43,553)	(154,147)
Net cash used in financing activities (a)	(12,349)	(12,534)
Effect of exchange rate changes on cash and cash equivalents	2,304	(2,715)
Net decrease in cash and cash equivalents	(13,860)	(102,617)
Cash and cash equivalents, beginning of period	768,770	636,154
Cash and cash equivalents, end of period	$754,910	$533,537

Calculation of free cash flow:
Net cash provided by operating activities (a)	$39,738	$66,779
Purchases of property and equipment	(53,418)	(36,551)
Free cash flow (b)	$(13,680)	$30,228
______________________________________________________________________________________________________
(a) Net cash provided by operating activities excludes excess tax benefit related to stock-based compensation of $59.0 million in Q1 2016 and $76.4 million in Q1 2015. Net cash used in financing activities reflects the excess tax benefit as a corresponding in-flow in the respective periods.

(b) Free cash flow, which is a non-GAAP financial measure, is calculated as net cash provided by operating activities reduced by purchases of property and equipment. Free cash flow is useful to management as it is one of the metrics used to evaluate our performance and to compare us with other companies in our industry. However, our calculation of free cash flow may not be comparable to similar measures used by other companies.

Illumina, Inc.
Results of Operations - Non-GAAP
(In thousands, except per share amounts)
(unaudited)

ITEMIZED RECONCILIATION BETWEEN GAAP AND NON-GAAP EARNINGS PER SHARE ATTRIBUTABLE TO ILLUMINA STOCKHOLDERS:

	Three Months Ended
	April 3, 2016	March 29, 2015
GAAP earnings per share attributable to Illumina stockholders - diluted	$0.60	$0.92
Amortization of acquired intangible assets	0.09	0.09
Non-cash interest expense (a)	0.05	0.07
Legal contingencies (b)	0.01	—
Acquisition related gain, net (c)	—	(0.07)
Cost-method investment gain, net (d)	—	(0.08)
Incremental non-GAAP tax expense (e)	(0.04)	(0.02)
Non-GAAP earnings per share attributable to Illumina stockholders - diluted (f)	$0.71	$0.91
Shares used in calculating non-GAAP diluted earnings per share attributable to Illumina stockholders	148,357	148,683

ITEMIZED RECONCILIATION BETWEEN GAAP AND NON-GAAP NET INCOME ATTRIBUTABLE TO ILLUMINA STOCKHOLDERS:
GAAP net income attributable to Illumina stockholders	$89,587	$136,658
Amortization of acquired intangible assets	12,026	12,887
Non-cash interest expense (a)	7,746	10,188
Legal contingencies (b)	2,000	—
Contingent compensation expense (g)	700	—
Headquarter relocation	382	699
Acquisition related gain, net (c)	—	(9,887)
Cost-method investment gain, net (d)	—	(12,582)
Incremental non-GAAP tax expense (e)	(6,904)	(2,587)
Non-GAAP net income attributable to Illumina stockholders (f)	$105,537	$135,376
______________________________________________________________________________________________________

(a) Non-cash interest expense is calculated in accordance with the authoritative accounting guidance for convertible debt instruments that may be settled in cash.

(b) Legal contingencies represent charges related to patent litigation.

(c) Acquisition related gain, net consists of changes in fair value of contingent consideration.

(d) Cost-method investment gain, net consists primarily of a gain on the sale of a cost-method investment.

(e) Incremental non-GAAP tax expense reflects the tax impact related to the non-GAAP adjustments listed above.

(f) Non-GAAP net income attributable to Illumina stockholders and diluted earnings per share attributable to Illumina stockholders exclude the effect of the pro forma adjustments as detailed above. Non-GAAP net income attributable to Illumina stockholders and diluted earnings per share attributable to Illumina stockholders are key drivers of the company’s core operating performance and major factors in management’s bonus compensation each year. Management has excluded the effects of these items in these measures to assist investors in analyzing and assessing our past and future core operating performance.

(g) Contingent compensation expense relates to contingent payments for post-combination services associated with an acquisition.

Illumina, Inc.
Results of Operations - Non-GAAP (continued)
(Dollars in thousands)
(unaudited)
ITEMIZED RECONCILIATION BETWEEN GAAP AND NON-GAAP RESULTS OF OPERATIONS AS A PERCENT OF REVENUE:
	Three Months Ended
	April 3, 2016		March 29, 2015
GAAP gross profit	$397,054	69.4%	$375,027	69.6%
Stock-based compensation expense	2,624	0.5%	2,611	0.5%
Amortization of acquired intangible assets	10,496	1.8%	11,385	2.1%
Non-GAAP gross profit (a)	$410,174	71.7%	$389,023	72.2%

GAAP research and development expense	$123,994	21.7%	$91,772	17.0%
Stock-based compensation expense	(10,681)	(1.9)%	(11,307)	(2.1)%
Contingent compensation expense (b)	(108)	—	—	—
Non-GAAP research and development expense	$113,205	19.8%	$80,465	14.9%

GAAP selling, general and administrative expense	$149,233	26.1%	$116,317	21.6%
Stock-based compensation expense	(21,987)	(3.8)%	(18,000)	(3.3)%
Amortization of acquired intangible assets	(1,530)	(0.3)%	(1,502)	(0.3)%
Contingent compensation expense (b)	(592)	(0.1)%	—	—
Non-GAAP selling, general and administrative expense	$125,124	21.9%	$96,815	18.0%

GAAP operating profit	$121,445	21.2%	$176,126	32.7%
Stock-based compensation expense	35,292	6.3%	31,918	5.9%
Amortization of acquired intangible assets	12,026	2.1%	12,887	2.4%
Legal contingencies (c)	2,000	0.3%	—	—
Contingent compensation expense (b)	700	0.1%	—	—
Headquarter relocation	382	0.1%	699	0.1%
Acquisition related gain, net (d)	—	—	(9,887)	(1.8)%
Non-GAAP operating profit (a)	$171,845	30.1%	$211,743	39.3%

GAAP other (expense) income, net	$(5,849)	(1.0)%	$1,920	0.4%
Non-cash interest expense (e)	7,746	1.3%	10,188	1.9%
Cost-method investment gain, net (f)	—	—	(12,582)	(2.4)%
Non-GAAP other income (expense), net (a)	$1,897	0.3%	$(474)	(0.1)%
______________________________________________________________________________________________________

(a) Non-GAAP gross profit, included within non-GAAP operating profit, is a key measure of the effectiveness and efficiency of manufacturing processes, product mix and the average selling prices of the company’s products and services. Non-GAAP operating profit, and non-GAAP other income (expense), net, exclude the effects of the pro forma adjustments as detailed above. Management has excluded the effects of these items in these measures to assist investors in analyzing and assessing past and future core operating performance.

(b) Contingent compensation expense relates to contingent payments for post-combination services associated with an acquisition.

(c) Legal contingencies represent charges related to patent litigation.

(d) Acquisition related gain, net consists of changes in fair value of contingent consideration.

(e) Non-cash interest expense is calculated in accordance with the authoritative accounting guidance for convertible debt instruments that may be settled in cash.

(f) Cost-method investment gain, net consists primarily of a gain on the sale of a cost-method investment.

Illumina, Inc.
Reconciliation of Non-GAAP Financial Guidance

The company’s future performance and financial results are subject to risks and uncertainties, and actual results could differ materially from the guidance set forth below. Some of the factors that could affect the company’s financial results are stated above in this press release. More information on potential factors that could affect the company’s financial results is included from time to time in the company’s public reports filed with the Securities and Exchange Commission, including the company’s Form 10-K for the fiscal year ended January 3, 2016 filed with the SEC on March 2, 2016. The company assumes no obligation to update any forward-looking statements or information.

Fiscal Year 2016
Operating margin
Non-GAAP operating margin (a)	31.5%
Stock-based compensation expense	(5.9)%
Amortization of acquired intangible assets	(1.9)%
Legal contingencies (b)	(0.1)%
Contingent compensation (c)	(0.1)%
Headquarter relocation (d)	(0.1)%
GAAP operating margin	23.4%

Diluted earnings per share attributable to Illumina stockholders
Non-GAAP diluted earnings per share attributable to Illumina stockholders	$3.35 - $3.45
Amortization of acquired intangible assets	(0.32)
Non-cash interest expense (d)	(0.20)
Contingent compensation (c)	(0.02)
Legal contingencies (b)	(0.01)
Headquarter relocation (d)	(0.01)
Incremental non-GAAP tax expense (f)	0.18
GAAP diluted earnings per share attributable to Illumina stockholders	$2.97 - $3.07

Q2 2016
Diluted earnings per share attributable to Illumina stockholders
Non-GAAP diluted earnings per share attributable to Illumina stockholders	$0.72 - $0.74
Amortization of acquired intangible assets	(0.08)
Non-cash interest expense (e)	(0.05)
Incremental non-GAAP tax expense (f)	0.04
GAAP diluted earnings per share attributable to Illumina stockholders	$0.63 - $0.65
______________________________________________________________________________________________________

(a) Operating margin implied at the mid-point of guidance provided for non-GAAP diluted earnings per share.

(b) Legal contingencies represent charges related to patent litigation.

(c) Contingent compensation expense relates to contingent payments for post-combination services associated with an acquisition.

(d) Headquarter relocation represents accretion of interest expense on lease exit liability and changes in estimate of such liability.

(e) Non-cash interest expense is calculated in accordance with the authoritative accounting guidance for convertible debt instruments that may be settled in cash.

(f) Incremental non-GAAP tax expense reflects the tax impact related to the non-GAAP adjustments listed above.